FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                              For News Releases of:

                                 March 22, 2001;
                                 March 19, 2001;
                                February 15, 2001


                            NAM TAI ELECTRONICS, INC.
                         (Registrant's name in English)

                              Suite 4, 9/F, Tower 1
                      China Hong Kong City, 33 Canton Road
                             TST, Kowloon, Hong Kong

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NEWS RELEASE
NAM TAI ELECTRONICS, INC.
REPRESENTED BY: PAN PACIFIC I.R. LTD.
SUITE 1790 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
E-MAIL:  investor@namtai.com
WEB SITE: www.namtai.com

CONTACT: LORNE WALDMAN

                            NAM TAI ELECTRONICS, INC.
                                REVISES GUIDANCE

VANCOUVER, CANADA March 22, 2001 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NM Symbol: NTAI and NTAIW; CBOE Symbol: QNA) today revised its earlier guidance for revenue and earnings per share for 2001 to $270 - $290 million from $340 - $360 million, citing general weakness in both Japan and North America. Guidance for earnings per share in 2001 is reduced to approximately $1.40 - $1.60 from $2.25 - $2.50.

For the first quarter 2001 results the Company forecasts that sales will be approximately $50 million. The first quarter is traditionally the slowest quarter resulting from both the closing of the Company's factories in China for two weeks for the Chinese New Year holidays and the general reduction in sales following the holiday season.

High customer inventory levels have resulted in the delay and cancellation of orders for calculators, personal organizers, linguistic products and rechargeable battery packs. As a result of order cancellations the Company will write off inventory, reducing its net income.

Sales expectations remain relatively unchanged for the Company's largest and fastest growing product line of LCD modules. The Company expects that the LCD module product line will be the major contributor to the Company's growth in the future. Nam Tai also reported that sales of LCD panels and transformers, (by recently acquired JIC) are expected to be somewhat higher than earlier forecast.

Nam Tai Electronics, Inc. is an electronics design and manufacturing service provider to some of the world's leading original equipment manufacturers. Nam Tai manufactures telecommunication products, palm-sized PCs, personal digital assistants, linguistic products, calculators, smart card readers and various components including LCD modules for cellular phones, lithium ion rechargeable battery packs, transformers and LCD panels. The Company utilises advanced production technologies such as chip on board ("COB"), chip on glass ("COG"), surface mount technology ("SMT"), ball grid array ("BGA"), tape automated bonding ("TAB"), and outer lead bonding ("OLB") technologies. Further information is available on Nam Tai's web-site at www.namtai.com.

Except for the historical information, matters discussed in this press release are forward-looking statements. For example, the Company's guidance for 2001 sales and earnings per share are forward-looking statements the results of which are uncertain and dependant upon many factors including the level of overall growth in the electronics manufacturing services ("EMS") industry, end-user demand, competitive pressures, and changes in general economic conditions. Other factors that might cause differences include those discussed in the Company's reports filed with the Securities and Exchange Commission from time to time, such as the Company's Annual Report on Form 20-F for the year ended December 31, 2000.

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NEWS RELEASE
NAM TAI ELECTRONICS, INC.
REPRESENTED BY: PAN PACIFIC I.R. LTD.
SUITE 1790 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
E-MAIL:  investor@namtai.com
WEB SITE: www.namtai.com

CONTACT: LORNE WALDMAN

                            NAM TAI ELECTRONICS, INC.
                       ANNOUNCES STOCK REPURCHASE PROGRAM

VANCOUVER, CANADA March 19, 2001 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NM Symbol: NTAI and NTAIW; CBOE Symbol: QNA) today announced that its Board of Directors has approved a stock repurchase program to buy-back up to an aggregate of 500,000 common shares in the open market from time to time at prevailing market prices. The repurchase program is expected to continue for a three month period in accordance with SEC Rule 10b-18, unless extended or shortened by the Board of Directors. The Company plans to use existing cash balances to finance the repurchases. Based on year end cash on hand of $59 million and book value per share of $15.77, as well as a favorable sales and earnings outlook for 2001 and 2002, the Company believes that the current market price does not adequately reflect the long term potential of the Company. Nam Tai does not expect the repurchase program will impair its ability to expand its business through internal growth and acquisitions.

CHIEF  MARKETING  OFFICER INCREASES  OWNERSHIP  IN NAM TAI

During the last month Mr. Murakami, Nam Tai's Chief Marketing Officer, exercised employee stock options and purchased 21,000 common shares. He now holds 667,155 common shares representing 6.3% of the outstanding common shares. The Company also noted that during the last month other employees exercised employee stock options and sold approximately 90,000 common shares. The employee options, which had an expiration date of March 16, 2001, were issued in 1998 with an exercise price of $10.50.

Nam Tai Electronics, Inc. is an electronics design and manufacturing service provider to some of the world's leading original equipment manufacturers. Nam Tai manufactures telecommunication products, palm-sized PCs, personal digital assistants, linguistic products, calculators, smart card readers and various components including LCD modules for cellular phones, lithium ion rechargeable battery packs, transformers and LCD panels. The Company utilises advanced production technologies such as chip on board ("COB"), chip on glass ("COG"), surface mount technology ("SMT"), ball grid array ("BGA"), tape automated bonding ("TAB"), and outer lead bonding ("OLB") technologies. Further information is available on Nam Tai's web-site at www.namtai.com.

+++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
NEWS RELEASE
NAM TAI ELECTRONICS, INC.
REPRESENTED BY: PAN PACIFIC I.R. LTD.
SUITE 1790 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
E-MAIL:  investor@namtai.com
WEB SITE: www.namtai.com

CONTACT: LORNE WALDMAN

                            NAM TAI ELECTRONICS, INC.
                      ANNOUNCES NEW MANAGEMENT ASSIGNMENTS

VANCOUVER, CANADA February 15, 2001 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NM Symbol: NTAI and NTAIW; CBOE Symbol: QNA) today announced additions and promotions to its senior management team which will become effective on March 1, 2001.

MR.  SHIGERU  TAKIZAWA  -  CHAIRMAN

Mr. Shigeru Takizawa, Nam Tai's current President and Chief Executive Officer is being promoted to Chairman. Mr. Takizawa joined the Company in 1998 after a forty-year career with Toshiba Corporation where he held various senior management and executive positions including Technology Senior Fellow at the Application Engineer Department of Toshiba Corporation in charge of the Engineering Department. Mr. Takizawa is responsible for the management and direction of all business operations and technological development of Nam Tai and its subsidiaries and is also a Director. Mr. Takizawa graduated from the Toshiba School of Electronic Engineering. Mr. Tadao Murakami, Nam Tai's current Chairman, will continue as an executive director with a focus on marketing and business development, particularly for the Japan market.

MR. TOSHIAKI OGI - CHIEF EXECUTIVE  OFFICER

Nam Tai is pleased to welcome its newest member, Mr. Toshiaki Ogi, who has joined Nam Tai in the position of Chief Executive Officer. Prior to joining Nam Tai Mr. Ogi was a senior director for Toshiba Battery Co., Ltd., Nam Tai's joint venture partner in its rechargeable battery pack business. Mr. Ogi has 35 years of sales and marketing experience with Toshiba Corp. including 1.5 years with Toshiba Battery. He has worked in various countries including the U.S., Germany, Singapore and Hong Kong. Mr. Ogi is a graduate of economics at Yokohama National University. The Board of Directors has decided to nominate Mr. Ogi for a directorship position at the Annual Shareholders' Meeting on June 22, 2001.

MR. JOSEPH LI - PRESIDENT

Mr. Joseph Li, co-founder, Chairman, and Managing Director of the J.I.C. Group of Companies (acquired by Nam Tai in October 2000), is expanding his management role at Nam Tai being promoted to the position of President of Nam Tai. Mr. Li has directed JIC's business development since founding JIC in 1980 and has participated actively in People's Republic of China public affairs for a number of years. Mr. Li is a representative of the Hong Kong members of the Luohu District Committee of the Chinese People's Political Consultative Conference and the Luohu Chamber of Commerce. The Board of Directors will nominate Mr. Li for a directorship position at the Annual Shareholders' Meeting.

MR. Y.C. CHANG  - CHIEF OPERATING OFFICER

Mr. Y.C. Chang, Managing Director of Nam Tai's principal manufacturing subsidiary, Namtai Electronic (Shenzhen) Co. Ltd., is being promoted to the position of Chief Operating Officer. Mr. Chang joined the Company in 1991 and assumed the position of Assistant General Manager of Production before being promoted to Vice General Manager of the Company's principal manufacturing facility in Shenzhen China in late 1997, and Managing Director this year. Prior to joining Nam Tai he was Assistant Production Manager for Inventec Co. Ltd. and Production and Quality Control Manager for Supercom Co. Ltd. Mr. Chang is a graduate of Chin-I College in Taiwan.

FOURTH QUARTER RESULTS ANALYST CONFERENCE CALL REPLAY

Shareholders, media, and interested investors who were not able to listen to Monday's Fourth Quarter Results Analyst Conference call are invited to listen to a replay of the call over the Internet by clicking http://www.videonewswire.com/NAM/021201/.

Nam Tai Electronics, Inc. is an electronics design and manufacturing service provider to some of the world's leading original equipment manufacturers. Nam Tai manufactures telecommunication products, palm-sized PCs, personal digital assistants, linguistic products, calculators, smart card readers and various components including LCD modules for cellular phones, lithium ion rechargeable battery packs, transformers and LCD panels. The Company utilises advanced production technologies such as chip on board ("COB"), chip on glass ("COG"), surface mount technology ("SMT"), ball grid array ("BGA"), tape automated bonding ("TAB"), and outer lead bonding ("OLB") technologies and anisotropic conductive film ("ACF") heat seal technology. Further information is available on Nam Tai's web-site at www.namtai.com.

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The Registrant hereby incorporates this Report on Form 6-K into its Registration
Statement on Form F-3 (Registration No. 333-36135).

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the Undersigned thereunto duly authorized.


                              For and on behalf of
                            Nam Tai Electronics, Inc.



                                /s/ M. K. KOO
                             -----------------------
                                    M. K. KOO
                             CHIEF FINANCIAL OFFICER


Date:  March 29, 2001